SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ________________________

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Mitel Networks Corporation
                     -------------------------------------
                               (Name of Issuer)


                          Common Shares, No Par Value
                     ------------------------------------
                        (Title of Class of Securities)


                                      N/A
                        ------------------------------
                                (CUSIP Number)

                                 Jose Medeiros
                     President and Chief Operating Officer
                           Wesley Clover Corporation
                               555 Legget Drive
                              Tower B, Suite 534
                        Kanata, Ontario, Canada K2K 2X3
                                (613) 271-6305

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With copy to:
                            Riccardo Leofanti, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                         222 Bay Street, P. O. Box 258
                       Toronto, Ontario, Canada M5K 1J5
                                (416) 777-4700

                               November 1, 2002
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                             ______________________


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------              --------------------------------

       CUSIP No. - N/A              13D              Page 2 of 12 Pages

---------------------------------              --------------------------------

-------------------------------------------------------------------------------

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)

         Dr. Terence H. Matthews
-------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
-------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
         PF
-------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).                                               |_|
-------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization
         Canada
-------------------------------------------------------------------------------

             Number of                (7)    Sole Voting Power
          Shares Beneficially
              Owned                          40,938,593
              by Each                 -----------------------------------------
             Reporting
            Person With               (8)    Shared Voting Power

                                             94,555,169
                                      -----------------------------------------

                                      (9)    Sole Dispositive Power

                                             40,938,593
                                      -----------------------------------------

                                      (10)   Shared Dispositive Power

                                             94,555,169
-------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         135,493,762
-------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                         |_|

-------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
         85.6%

-------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------------------------------------------------------------

---------------------------------              --------------------------------

       CUSIP No. - N/A              13D              Page 3 of 12 Pages

---------------------------------              --------------------------------


-------------------------------------------------------------------------------

(1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (Entities Only)
         Wesley Clover Corporation
-------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) |X|
                                                                 (b) |_|

-------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
         WC
-------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).                                              |_|

-------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization
         Canada
-------------------------------------------------------------------------------

              Number of               (7)    Sole Voting Power
          Shares Beneficially
              Owned                          0
             by Each                  -----------------------------------------
            Reporting
            Person With               (8)    Shared Voting Power

                                             94,555,169
                                      -----------------------------------------
                                      (9)    Sole Dispositive Power

                                             0
                                      -----------------------------------------
                                      (10)   Shared Dispositive Power

                                             94,555,169
-------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         94,555,169
-------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                              |_|

-------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
         80.6%
-------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)
         CO
-------------------------------------------------------------------------------

---------------------------------              --------------------------------

       CUSIP No. - N/A              13D              Page 4 of 12 Pages

---------------------------------              --------------------------------

-------------------------------------------------------------------------------

(1)      Name of Reporting Persons. IRS Identification Nos. of Above
         Persons (Entities Only)
         Celtic Tech Jet Limited
-------------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a) |X|
                                                                  (b) |_|
-------------------------------------------------------------------------------

(3)      SEC Use Only

-------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
         OO
-------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).                                              |_|

-------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization
         Canada
-------------------------------------------------------------------------------

              Number of               (7)    Sole Voting Power
         Shares Beneficially
              Owned                          None
             by Each                  -----------------------------------------
            Reporting
           Person With                (8)    Shared Voting Power

                                             4,555,169
                                      -----------------------------------------

                                      (9)    Sole Dispositive Power

                                             None
                                      -----------------------------------------

                                      (10)   Shared Dispositive Power

                                             4,555,169
-------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         4,555,169
-------------------------------------------------------------------------------

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|
-------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
         3.9%
-------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)
         CO

-------------------------------------------------------------------------------

         This Schedule 13D is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews"), Wesley Clover Corporation ("Wesley Clover") and Celtic Tech Jet Limited ("Celtic" and, together with Dr. Matthews and Wesley Clover, the "Reporting Persons") relating to the common shares, without par value (the "Common Shares"), of Mitel Networks Corporation, a corporation existing under the laws of Canada (the "Issuer").

Item 1.  Security and Issuer
         -------------------

         This Schedule 13D relates to the Common Shares of the Issuer. The address of the principal executive offices of the Issuer is 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7.

Item 2.  Identity and Background
         -----------------------

         This statement is filed by the Reporting Persons.

         Dr. Matthews' business address is 350 Legget Drive, Ottawa, Ontario, Canada, K2K 2W7. Dr. Matthews is Chairman of both the Issuer and of March Networks Corporation, a Canadian corporation. Dr. Matthews is a citizen of Canada.

         Wesley Clover, a corporation existing under the laws of Newfoundland, is a holding company that is primarily engaged in the business of investing in securities. Wesley Clover's principal business and principal office address is c/o Deloitte & Touche, Fort William Bldg., 10 Factory Lane, St. John's, Newfoundland, A1C 6H5. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Wesley Clover is set forth below:


---------------------------------------------------------------------------------------------------
                           List of Directors
---------------------------------------------------------------------------------------------------

Name                    Citizenship           Present Occupation         Business Address
---------------------------------------------------------------------------------------------------
Tom Hallett             Canadian              Retired                    8 Burns Place
                                                                         St. John's,
                                                                         Newfoundland
                                                                         A1A 2B6
---------------------------------------------------------------------------------------------------
Tom Healy               Canadian              Pharmacist                 16 St. Andrews Place
                                                                         St. John's
                                                                         Newfoundland
                                                                         A1A 2B5
---------------------------------------------------------------------------------------------------
Jose Medeiros           Canadian              President (Wesley Clover)  555 Legget Dr.
                                                                         Suite 534
                                                                         Kanata, Ontario
                                                                         K2K 2X3
---------------------------------------------------------------------------------------------------
Simon Gibson            British               Chief Executive Officer    c/o Celtic Manor
                                              (Wesley Clover)            Coldra Woods
                                                                         City of Newport
                                                                         Gwent
                                                                         NP18 1HQ
---------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
                                         List of Officers
---------------------------------------------------------------------------------------------------
Name                    Citizenship           Present Occupation         Business Address
---------------------------------------------------------------------------------------------------
Jose Medeiros           Canadian              President (Wesley Clover)  555 Legget Dr.
                                                                         Suite 534
                                                                         Kanata, Ontario
                                                                         K2K 2X3
---------------------------------------------------------------------------------------------------
Paul Chiarelli          Canadian              Secretary, Treasurer       555 Legget Dr.
                                              (Wesley Clover)            Suite 534
                                                                         Kanata, Ontario
                                                                         K2K 2X3
---------------------------------------------------------------------------------------------------
Tom Hallett             Canadian              Asst. Secretary (Wesley    8 Burns Place
                                              Clover)                    St. John's,
                                                                         Newfoundland
                                                                         A1A 2B6
---------------------------------------------------------------------------------------------------
Simon Gibson            British               Chief Executive Officer    c/o Celtic Manor
                                              (Wesley Clover)            Coldra Woods
                                                                         City of Newport
                                                                         Gwent
                                                                         NP18 1HQ
---------------------------------------------------------------------------------------------------


         Celtic, a corporation existing under the laws of Canada, is a full-service executive aviation charter company. Celtic's principal business and principal office address is 555 Legget Drive, Suite 534, Kanata, Ontario, Canada, K2K 2X3. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Celtic is set forth below:


---------------------------------------------------------------------------------------------------
                                List of Directors
---------------------------------------------------------------------------------------------------
Name                         Citizenship                Present Occupation         Business Address
---------------------------------------------------------------------------------------------------
Terence H. Matthews          Canadian                   Chairman of the Board      350 Legget Drive
                                                        (Mitel Networks            Kanata, Ontario
                                                        Corporation)               K2K 2W7
---------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------
                                List of Officers
---------------------------------------------------------------------------------------------------
Name                         Citizenship                Present Occupation         Business Address
---------------------------------------------------------------------------------------------------
Jose Medeiros                Canadian                   President (Celtic)         555 Legget Dr.
                                                                                   Suite 534
                                                                                   Kanata, Ontario
                                                                                   K2K 2X3
---------------------------------------------------------------------------------------------------
Paul Chiarelli               Canadian                   Secretary, Treasurer       555 Legget Dr.
                                                        (Celtic)                   Suite 534
                                                                                   Kanata, Ontario
                                                                                   K2K 2X3
---------------------------------------------------------------------------------------------------
Chris Steele                 Canadian                   VP Operations (Celtic)     555 Legget Dr.
                                                                                   Suite 534
                                                                                   Kanata, Ontario
                                                                                   K2K 2X3
---------------------------------------------------------------------------------------------------

         Dr. Matthews owns 100% of the issued and outstanding voting shares of Wesley Clover. Wesley Clover owns 100% of the issued and outstanding voting shares of Celtic.

         None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Wesley Clover, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Wesley Clover and Celtic. Dr. Matthews, Wesley Clover and Celtic may be regarded as a group for purposes of Rule 13d-5 under the Act.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The Issuer was formed by Zarlink Semiconductor Inc. ("Zarlink") in order to reorganize its communications systems division in contemplation of the sale of that business to companies controlled by Dr. Matthews. In a series of related transactions, dated February 16, 2001 and March 27, 2001, the Issuer acquired substantially all of the assets and subsidiaries of the communications systems division of Zarlink and as a consequence of these transactions, Mitel Systems Corporation, a corporation wholly owned by Dr. Matthews, became the owner of 90,000,000 Common Shares. On June 30, 2004, Mitel Systems Corporation transferred these 90,000,000 Common Shares to Wesley Clover for an aggregate purchase price of CDN$90,000,000. Wesley Clover used its general working capital to purchase these Common Shares from Mitel Systems Corporation.

         On October 3, 2003, the Issuer issued 20,448,875 Common Shares at their then fair value of CDN$2.00 per common share to Wesley Clover upon the conversion of CDN$40,897,750 of promissory notes previously issued by the Issuer in favor of Wesley Clover during 2002 and 2003. In connection with an equity financing transaction completed by the Issuer on April 23, 2004, the Issuer exchanged the 20,448,875 Common Shares on a one-for-two basis for an aggregate of 40,897,750 Class B Convertible Preferred Shares (the "Series B Shares") of the Issuer at their then fair value of CDN$1.00 per Series B

Share. On May 4, 2005, Wesley Clover transferred these 40,897,750 Series B Shares to Dr. Matthews for an aggregate purchase price of CDN$40,897,750. Dr. Matthews used his personal funds to purchase the Series B Shares from Wesley Clover. The Series B Shares are convertible into Common Shares at the option of the holder.

         On November 1, 2002, the Issuer issued 4,555,169 Common Shares to Mitel Knowledge Corporation, a corporation wholly owned by Dr. Matthews, at a price of CDN$2.75 per share in consideration for the purchase of intellectual property. On November 1, 2004, Mitel Knowledge Corporation was dissolved pursuant to a Certificate of Dissolution filed with Industry Canada and all of its assets (including the 4,555,169 Common Shares) were assumed by Celtic.

Item 4.  Purpose of Transaction
         ----------------------

         The Reporting Persons have acquired the Common Shares and Series B Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representatives meet with management, directors or other shareholders of the Issuer from time to time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the Common Shares and Series B Shares in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Common Shares set forth below:

                     Aggregate Number of Shares      Percentage of Outstanding
Reporting Person         Beneficially Owned              Common Shares (1)
----------------     ---------------------------      ------------------------

Dr. Matthews                135,493,762 (2)(3)                 85.6%
Wesley Clover                94,555,169                        80.6%
Celtic                        4,555,169                         3.9%

(1) Calculated based on the aggregate of 117,265,172 Common Shares outstanding as of June 22, 2005. For purposes of computing Dr. Matthews' percentage ownership, the number of outstanding Common Shares is deemed to include all securities that are convertible into Common Shares within 60 days pursuant to Rule 13d-3 of the Act.

(2) Pursuant to Rule 13d-3 under the Act, by reason of his relationship with Wesley Clover as described in Item 2, Dr. Matthews may be deemed the beneficial owner of all of the Common Shares beneficially owned by Wesley Clover and Celtic.

(3) Calculated based on the (i) 90,000,000 Common Shares owned by Wesley Clover, (ii) 4,555,169 Common Shares owned by Celtic, (iii) 40,843 Common Shares subject to options held by Dr. Matthews that are currently exercisable or exercisable within 60 days, and (iv) 40,897,750 Series B Shares owned by Dr. Matthews that are convertible into Common Shares at the option of the holder.

(b)    Dr. Matthews
       ------------

         Pursuant to the regulations promulgated under Section 13(d) of the Exchange Act, Dr. Matthews may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 94,555,169 Common Shares, which include all of the Common Shares directly owned by Wesley Clover and Celtic.

         Dr. Matthews has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 40,897,750 Common Shares.

       Wesley Clover
       -------------

         Wesley Clover has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 94,555,169 Common Shares.

         Wesley Clover does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

       Celtic
       ------

         Celtic has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 4,555,169 Common Shares.

         Celtic does not have the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of any Common Shares.

(c) During the last 60 days there were no transactions in the Common Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         -------------------------------------------------------------

         Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

         Shareholders Agreement
         ----------------------

         The Shareholders Agreement (attached to this Schedule as Exhibit 2) contains provisions relating to the entitlement of the shareholders to appoint two directors to the board of directors of the Issuer, and various other provisions respecting the management of the Issuer and dealings with the securities of the Issuer held by the shareholders which are parties to the Shareholders Agreement. The Issuer also agrees to provide holders of at least 5% of the Common Shares, on an as-if converted basis, certain pre-emptive rights in connection with any future issuance of new securities of the Issuer on a pro rata basis. The Shareholders Agreement also contains put rights in favour of certain of the other shareholders if the Issuer has not completed an initial public offering by September 1, 2006.

         Registration Rights Agreement
         -----------------------------

         The Issuer entered into the Registration Rights Agreement (attached to this Schedule as Exhibit 3) with certain shareholders pursuant to which it covenanted to make certain arrangements with respect to the registration and/or the qualification for distribution of the shares held by such shareholders under the applicable securities laws of the United Shares and/or Canada.

         There are no other contracts, arrangements, understandings or relationships between the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits
             --------------------------------

Exhibit 1: Joint Filing Agreement, dated as of July 14, 2005, among Dr. Terence H. Matthews, Wesley Clover Corporation and Celtic Tech Jet Limited.

Exhibit 2: Shareholders Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, Power Technology Investment Corporation, Zarlink Semiconductor Inc., Mitel Systems Corporation (now Wesley Clover), Wesley Clover, EdgeStone, and Dr. Matthews, dated April 23, 2004. (1)

Exhibit 3: Registration Rights Agreement between Mitel Networks Corporation, Mitel Knowledge Corporation, Power Technology Investment Corporation, Zarlink Semiconductor Inc., EdgeStone, Mitel Systems (now Wesley Clover) and Wesley Clover, dated April 23, 2004. (1)

(1) Incorporated by Reference to an exhibit to a Schedule 13D (Mitel Networks as issuer) filed on May 3, 2004 by EdgeStone Capital Equity Fund II-A, L.P.; EdgeStone Capital Equity Fund II-US, L.P.; EdgeStone Capital Equity Fund II-US-Inst., L.P.; National Bank Financial & Co. Inc.; EdgeStone Capital Equity Fund II-A GP, L.P.; EdgeStone Capital Equity Fund II US GP, L.P.; EdgeStone Capital Equity Fund II-US-Inst. GP, L.P.; EdgeStone Capital Equity Fund II-A GP, Inc.; EdgeStone Capital Equity Fund II-US Main GP, Inc.; EdgeStone Capital Equity Fund II-US-Inst. GP, Inc.; Samuel L. Duboc; Gilbert
S. Palter; Bryan W. Kerdman; Sandra Cowan; and EdgeStone Capital Equity Fund II-B GP, Inc.

                                  SIGNATURES
                                  ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2005

                                        By:  /s/ Dr. Terence H. Matthews
                                             ----------------------------------
                                             Dr. Terence H. Matthews


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 2005

                                        WESLEY CLOVER CORPORATION


                                        By: /s/ Jose Medeiros
                                            -----------------------------------
                                            Name:   Jose Medeiros
                                            Title:  President and Chief
                                                    Operating Officer


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 2005

                                        CELTIC TECH JET LIMITED

                                        By: /s/ Jose Medeiros
                                            -----------------------------------
                                            Name:  Jose Medeiros
                                            Title: President

                                                                     EXHIBIT 1

                            JOINT FILING AGREEMENT

         This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of Mitel Networks Corporation, is being filed on behalf of each of the undersigned.

         Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         Each of the undersigned agrees that Wesley Clover Corporation shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

         This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.


Dated: July 14, 2005

                                            By: /s/ Dr. Terence H. Matthews
                                                ------------------------------
                                                Dr. Terence H. Matthews

Dated: July 14, 2005

                                            WESLEY CLOVER CORPORATION

                                            By: /s/ Jose Medeiros
                                                ------------------------------
                                                Name:   Jose Medeiros
                                                Title:  President and Chief
                                                        Operating Officer

Dated: July 14, 2005

                                            CELTIC TECH JET LIMITED

                                            By: /s/ Jose Medeiros
                                                ------------------------------
                                                Name:  Jose Medeiros
                                                Title: President